UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number 001-38737

TuanChe Limited

(Exact name of registrant as specified in its charter)

9F, Ruihai Building, No. 21 Yangfangdian Road

Haidian District

Beijing 100038, People’s Republic of China

(86-10) 6399-8902

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

This report on Form 6-K/A of TuanChe Limited (the "Company") amends the Company's report on Form 6-K filed with the U.S. Securities and Exchange Commission (the "SEC") on January 24, 2024, which contains the Company's announcement of its plan to implement ADS ratio change (the “Press Release”), in order to supplement the effective date of the proposed ADS ratio change of on or about January 26, 2024. The change is contained in the updated press release, attached hereto as Exhibit 99.1 and shall replace and supersede the previously furnished Press Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TuanChe Limited

Date:	January 25, 2024	By:	/s/ Simon Li
		Name:	Simon Li
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release